                          OFFER TO PURCHASE FOR CASH

                                      BY

                          RENAISSANCERE HOLDINGS LTD.

                                   FOR UP TO

                         813,190 OF ITS COMMON SHARES

                                      AT

                             $34.50 NET PER SHARE

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
           TIME, ON JANUARY 22, 1997, UNLESS THE OFFER IS EXTENDED.

  RenaissanceRe Holdings Ltd., a company organized under the laws of Bermuda (the "Company"), invites its shareholders to tender an aggregate of up to 813,190 Common Shares, $1.00 par value per share (such shares, together with all other outstanding Common Shares of the Company, are herein referred to as the "Shares"), at a price of $34.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer"). Upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration and "odd lot" tenders, the Company will purchase for cancellation all Shares validly tendered and not withdrawn.

  On December 13, 1996, the Board of Directors of the Company (the "Board") approved a plan to return approximately $100 million of capital to the shareholders of the Company (the "Capital Plan") through two Share repurchases. The Capital Plan consists of two components. First, on December 13, 1996, the Company entered into an equity purchase agreement (the "Purchase Agreement") with Warburg, Pincus Investors, L.P., United States Fidelity and Guaranty Company, Trustees of General Electric Pension Trust and GE Investment Private Placement Partners I, Limited Partnership (collectively, the "Founding Institutional Investors") pursuant to which the Company purchased for cancellation (the "Repurchase") an aggregate of 2,085,361 Shares on a pro rata basis at a price of $34.50 per Share for an aggregate consideration of approximately $71.94 million. Second, by means of the Offer, the Company will purchase for cancellation, on the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, an aggregate of up to 813,190 Shares at a price of $34.50 per Share, net to the seller in cash, without interest thereon, for an aggregate price of approximately $28.06 million (assuming that the Offer is fully subscribed and that the Company does not purchase for cancellation additional Shares in the Offer pursuant to applicable law). After giving effect to the Repurchase and consummation of the Offer, the aggregate percentage Share ownership interest of the Founding Institutional Investors relative to that of the public shareholders of the Company will be substantially the same as prior to such transactions (assuming the Offer is fully subscribed by the public shareholders and that management of the Company does not participate in the Offer). See "Purpose of the Offer; The Capital Plan."

  THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS SUBJECT, HOWEVER, TO CERTAIN OTHER CONDITIONS. SEE
SECTION 10.

  THE BOARD HAS APPROVED THE MAKING OF THE OFFER. HOWEVER, NEITHER THE COMPANY NOR THE BOARD MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ANY OR ALL SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER IN ITS ENTIRETY.

  The Shares are listed and principally traded on the New York Stock Exchange, Inc. (the "NYSE"). On December 13, 1996, the last full day of trading prior to the Company's announcement of the Offer, and on December 20, 1996, the last full day of trading prior to the Company's commencement of the Offer, the closing sale price of the Shares on the NYSE Composite Tape was $32.75 per Share and $33.13 per Share, respectively. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES. SEE SECTION 6.
                               ----------------

                     The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.





December 23, 1996

  THE FOUNDING INSTITUTIONAL INVESTORS HAVE INFORMED THE COMPANY THAT THEY DO NOT PRESENTLY INTEND TO TENDER ANY SHARES PURSUANT TO THE OFFER. HOWEVER, THE FOUNDING INSTITUTIONAL INVESTORS HAVE INFORMED THE COMPANY THAT IF THE OFFER IS NOT FULLY SUBSCRIBED BY THE PUBLIC SHAREHOLDERS OF THE COMPANY, THEY MAY TENDER SHARES IN AN AGGREGATE AMOUNT UP TO SUCH UNSUBSCRIBED PORTION OF THE OFFER.

  THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS PRESENTLY INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER. HOWEVER, SUCH DIRECTORS AND EXECUTIVE OFFICERS ARE NOT PROHIBITED FROM, AND MAY SUBSEQUENTLY ELECT TO, PARTICIPATE IN THE OFFER.

                               ----------------

                                   IMPORTANT

  Any shareholder desiring to tender all or any portion of his or her Shares should either (1) complete and sign the enclosed Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, have his or her signature thereon guaranteed if required by Instruction 1 of the Letter of Transmittal and mail or deliver the Letter of Transmittal or such facsimile with his or her certificate(s) evidencing his or her Shares and any other required documents to the Depositary, or follow the procedure for book-entry tender of Shares set forth in Section 4 of this Offer to Purchase, or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Shares so registered.

  A shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available should tender such Shares by following the procedures for guaranteed delivery set forth in Section 4 hereof.

  Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent, the Dealer Manager or to brokers, dealers, commercial banks or trust companies.

  NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. SHAREHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

                               TABLE OF CONTENTS

SECTION                                                                    PAGE
-------                                                                    ----
SUMMARY...................................................................   ii
INTRODUCTION..............................................................    1
PURPOSE OF THE OFFER; THE CAPITAL PLAN....................................    2
CERTAIN ADVANTAGES OF TENDERING AND NOT TENDERING IN THE OFFER............    3
THE OFFER.................................................................    4
 1. Number of Shares; Proration...........................................    4
 2. Acceptance for Payment and Payment for Shares.........................    5
 3. Withdrawal Rights.....................................................    7
 4. Procedure for Tendering Shares........................................    7
 5. Certain Federal Income Tax Consequences...............................    9
 6. Price Range of Shares; Dividends......................................   11
 7. Certain Information Concerning the Company............................   12
 8. Additional Information................................................   15
 9. Source and Amount of Funds............................................   15
10. Certain Conditions of the Offer.......................................   15
11. Fees and Expenses.....................................................   16
12. Interest of Directors and Officers; Transactions and Arrangements
    Concerning Shares.....................................................   17
13. Effects of the Offer on the Market for Shares; Registration Under the
    Exchange Act..........................................................   18
14. Miscellaneous.........................................................   18
Schedule I--Schedule of Transactions in the Shares During the Past 40
    Business Days.........................................................  I-1
Schedule II--Directors and Executive Officers of the Company.............. II-1

                                    SUMMARY

  This general summary is provided solely for the convenience of holders of Shares and is qualified in its entirety by reference to the full text of and the more specific details contained in this Offer to Purchase and the related Letter of Transmittal and any amendments hereto and thereto. Capitalized terms used in this summary without definition shall have the meaning ascribed to such terms in this Offer to Purchase. Unless otherwise expressly stated, information as to Share amounts and percentage Share ownership interests set forth in this Offer to Purchase give effect to the consummation of the Repurchase.

The Company.................  RenaissanceRe Holdings Ltd., a company organized under the laws of Bermuda.

The Shares..................  Common Shares, par value $1.00 per share, of the
                              Company.

Number of Shares Sought.....  Up to 813,190 Shares of the 23,530,616 Shares
                              outstanding as of December 23, 1996.

Purchase Price..............  $34.50 per Share, net to the seller in cash, without interest thereon.

Expiration Date.............  January 22, 1997 at 12:00 midnight, New York City time, unless extended by the Company.

How to Tender Shares........  See Section 4. For further information, call the
                              Information Agent or consult your broker for assistance.

Odd Lot Owners..............  There will be no proration of Shares tendered by any shareholder beneficially owning less than 100 Shares as of the close of business on December 13, 1996 who tenders all such Shares and completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery. Shareholders tendering Odd Lots will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of Shares in a transaction effected on a securities exchange.

Withdrawal Rights...........  Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn after February 21, 1997. See Section 3.

Purpose of Offer............  Given the Company's financial condition and liquidity, its access to the capital markets and to debt financing, and current market conditions in the Company's principal market, property catastrophe reinsurance, the Board has determined that the Company has the capacity to return approximately $100 million of capital to its shareholders through the Repurchase and the Offer. See "Purpose of the Offer; The Capital Plan."

Market Price of Shares......  On December 13, 1996, the last full day of trading prior to the Company's announcement of the Offer, and on December 20, 1996, the last full day of trading prior to the Company's commencement of the Offer, the closing sale price of the Shares on the NYSE Composite Tape was $32.75 per Share and $33.13 per Share, respectively. See Section 6.

Dividends...................  Shares validly tendered and purchased for cancellation by the Company pursuant to the Offer will not be entitled to any dividends in respect of any dividends declared and paid in later periods. See Section 6.

Brokerage Commissions.......  Not payable by shareholders.

Transfer Tax................  None, except as provided in Instruction 6 of the
                              Letter of Transmittal.

Payment Date................  As promptly as practicable after the Expiration
                              Date of the Offer.

Position of the Company and
the Board ..................  Neither the Company nor the Board makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares. See
                              Section 12.

Intention of Founding
Institutional Investors.....  The Founding Institutional Investors, who
                              collectively own an aggregate of 16,344,056
                              Shares, representing approximately 69.5% of the Shares outstanding as of December 23, 1996, have advised the Company that they do not presently intend to tender any Shares pursuant to the Offer. However, the Founding Institutional Investors have informed the Company that if the Offer is not fully subscribed by the public shareholders of the Company, they may tender Shares in an aggregate amount up to such unsubscribed portion of the Offer. See Section 12.

Further Information.........  Any questions, requests for assistance or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Dealer Manager or the Information Agent at their respective addresses and telephone numbers set forth on the back cover page of this Offer to Purchase.

                                     (iii)

To All Holders of Common Shares of
RenaissanceRe Holdings Ltd.:

                                 INTRODUCTION

  The Company hereby offers to purchase for cancellation up to 813,190 of its outstanding Shares at a price of $34.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. Tendering shareholders will not be obliged to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase for cancellation of Shares by the Company pursuant to the Offer.

  THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 10.

  The Shares are traded on the NYSE. On December 13, 1996, the last full day of trading before the Company's announcement of the Offer, and on December 20, 1996, the last full day of trading prior to the Company's commencement of the Offer, the closing sale price of the Shares on the NYSE Composite Tape was $32.75 per Share and $33.13 per Share, respectively. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 6.

  THE BOARD HAS APPROVED THE MAKING OF THE OFFER. HOWEVER, NEITHER THE COMPANY NOR THE BOARD MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THEY SHOULD REVIEW SECTION 1 BELOW BEFORE DETERMINING HOW MANY SHARES TO TENDER. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER IN ITS ENTIRETY.

  As of December 23, 1996, the Company had issued and outstanding 23,530,616 Shares and had reserved for issuance 1,291,261 Shares upon exercise of outstanding stock options. The 813,190 Shares that the Company is inviting shareholders to tender pursuant to the Offer represent approximately 3.5% of the Shares outstanding (approximately 13.3% of the publicly held Shares) as of December 23, 1996.

  THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS PRESENTLY INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER. HOWEVER, SUCH DIRECTORS AND EXECUTIVE OFFICERS ARE NOT PROHIBITED FROM, AND MAY ELECT TO, PARTICIPATE IN THE OFFER. AS OF DECEMBER 23, 1996, THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (12 PERSONS) BENEFICIALLY OWNED AN AGGREGATE OF 1,505,355 SHARES, REPRESENTING APPROXIMATELY 6.3% OF THE OUTSTANDING SHARES, ASSUMING THE EXERCISE BY SUCH PERSONS OF THEIR VESTED AND EXERCISABLE OPTIONS. IF THE OFFER IS FULLY SUBSCRIBED BY THE PUBLIC SHAREHOLDERS OF THE COMPANY AND MANAGEMENT OF THE COMPANY DOES NOT PARTICIPATE IN THE OFFER, THE AGGREGATE PERCENTAGE SHARE OWNERSHIP INTEREST OF THE COMPANY'S EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP WILL REPRESENT APPROXIMATELY 6.5% OF THE SHARES OUTSTANDING FOLLOWING CONSUMMATION OF THE OFFER, ASSUMING THE EXERCISE BY SUCH PERSONS OF THEIR VESTED AND EXERCISABLE OPTIONS.

  THE FOUNDING INSTITUTIONAL INVESTORS, WHO COLLECTIVELY OWN AN AGGREGATE OF 16,344,056 SHARES, REPRESENTING APPROXIMATELY 69.5% OF THE SHARES OUTSTANDING AS OF DECEMBER 23, 1996, HAVE INFORMED THE COMPANY THAT THEY DO NOT PRESENTLY INTEND TO TENDER ANY SHARES IN THE OFFER. HOWEVER, THE FOUNDING INSTITUTIONAL INVESTORS HAVE INFORMED THE COMPANY THAT IF THE OFFER IS NOT FULLY SUBSCRIBED BY THE PUBLIC SHAREHOLDERS OF THE COMPANY, THEY MAY TENDER SHARES IN AN AGGREGATE AMOUNT UP TO SUCH UNSUBSCRIBED PORTION OF THE OFFER. AFTER GIVING EFFECT TO THE REPURCHASE AND CONSUMMATION OF THE OFFER, THE AGGREGATE PERCENTAGE SHARE OWNERSHIP INTEREST OF THE FOUNDING INSTITUTIONAL INVESTORS RELATIVE TO THAT OF THE PUBLIC

SHAREHOLDERS WILL BE SUBSTANTIALLY THE SAME AS PRIOR TO SUCH TRANSACTIONS (ASSUMING THE OFFER IS FULLY SUBSCRIBED BY THE PUBLIC SHAREHOLDERS OF THE COMPANY AND THAT MANAGEMENT OF THE COMPANY DOES NOT PARTICIPATE IN THE OFFER).

                    PURPOSE OF THE OFFER; THE CAPITAL PLAN

  The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and involve certain material risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, the matters discussed below as well as the factors described in the Company's 1995 Annual Report (as defined herein) and the Company's September 1996 Quarterly Report (as defined herein).

  Since the Company's formation in June 1993, the Company's operations have generated substantial cash. The Company believes that its cash, short-term investments and borrowing capacity following consummation of the Offer, together with anticipated cash flows from operations, are adequate for its needs in the foreseeable future. However, the Company's actual experience may differ from the expectations set forth in the preceding sentence, for reasons including those discussed in the preceding paragraphs, as well as future events that might have the effect of reducing the Company's available cash balances (such as operating losses following catastrophes or other adverse events) or that might reduce or eliminate the availability of external financial resources.

  In 1996, the Company continued to generate substantial cash flow. For the nine months ended September 30, 1996, the Company's cash provided by operating activities was approximately $135.6 million, and retained earnings increased approximately $99.2 million. The Company's principal operating goal is to find attractive underwriting opportunities that utilize retained earnings as they are generated. Current market conditions in the Company's principal market, property catastrophe reinsurance, are not sufficiently attractive to provide underwriting opportunities to employ fully the retained earnings being generated.

  Given the Company's financial condition and liquidity, its access to the capital markets and to debt financing, and current market conditions in the Company's principal market, property catastrophe reinsurance, the Board determined that the Company has the capability to return approximately $100 million of capital to shareholders. Accordingly, on December 13, 1996, the Board approved the Capital Plan, which is comprised of two components. First, on December 13, 1996, the Company entered into the Purchase Agreement with the Founding Institutional Investors to purchase for cancellation an aggregate of 2,085,361 Shares on a pro rata basis, at a price of $34.50 per Share, for an aggregate consideration of approximately $71.94 million. Second, by means of the Offer, the Company will purchase for cancellation, on the terms and subject to the conditions set forth herein and in the related letter of Transmittal, an aggregate of 813,190 Shares at a price of $34.50 per Share, net to the seller in cash, without interest thereon, for an aggregate price of approximately $28.06 million (assuming that the Offer is fully subscribed and that the Company does not purchase for cancellation additional Shares in the Offer pursuant to applicable law). After giving effect to the Capital Plan, the Company's shareholders' equity has grown in 1996, and is expected to be sufficient to support the Company's 1997 business activities. The Board believes that the Capital Plan is consistent with the Company's policy to actively manage its capital and its goal to increase shareholder value.

  The Board reviewed several alternative methods to return capital to shareholders proposed by management and third-party financial advisors. The Board determined that the Capital Plan is an advantageous method of returning capital because it is accretive to earnings per Share, allowed for a closing of the Repurchase in 1996 and provides public shareholders of the Company the opportunity to tender Shares at a fixed price.

  To establish the fixed price to offer tendering shareholders, the Board retained Merrill Lynch & Co. ("Merrill" or the "Dealer Manager") to provide advice on the Offer price and related matters. In establishing the Offer price, the Board and Merrill considered the Company's past and anticipated future operating results, the trading history of the Shares, the composition of the Company's shareholder base, the size of the Offer in relation to the number of Shares outstanding and selected similar transactions completed over the last two years.

  The purpose of the Offer is to allow those shareholders desiring to receive cash for a portion of or, subject to proration, all of their Shares an opportunity to do so. The Offer price per Share represents a premium over the recent market prices for the Shares, and may represent a premium over market prices for the Shares following consummation of the Offer.

  THE BOARD HAS APPROVED THE MAKING OF THE OFFER. HOWEVER, NEITHER THE BOARD NOR THE COMPANY, NOR ANY PERSON ACTING ON THEIR BEHALF, MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ANY OR ALL SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER IN ITS ENTIRETY.

        CERTAIN ADVANTAGES OF TENDERING AND NOT TENDERING IN THE OFFER

  In deciding whether to tender Shares pursuant to the Offer (and how many Shares to tender), shareholders should consider the following possible advantages of tendering or, alternatively, not tendering in the Offer.

 CERTAIN POSSIBLE ADVANTAGES OF TENDERING IN THE OFFER

  1. The price of $34.50 per Share, net to the seller in cash, without interest thereon, represents a premium over recent market prices for the Shares, including the closing sale price on each of the last full NYSE trading days prior to the announcement and the commencement of the Offer by the Company.

  2. After the Expiration Date, the Shares may trade at prices below $34.50 per Share.

  3. The purchase for cancellation by the Company of Shares pursuant to the Offer could have an adverse effect on the liquidity and market value of the Shares remaining outstanding following the consummation of the Offer.

  4. Consummation of the Offer will have the effect of reducing the Company's cash available to comply with the financial covenants and other restrictions contained in the Third Amended and Restated Credit Agreement, dated as of December 12, 1996 (the "Credit Facility"), by and among the Company and the various financial institutions thereto. In addition, funds available for working capital, capital expenditures, acquisitions and general corporate purposes will be reduced as a result of the Tender Offer. However, the Company expects to have sufficient cash available following consummation of the Offer for such purposes and to meet the financial covenants of the Credit Facility.

  5. Because the volume of Shares typically traded on a daily basis is small relative to the shareholdings of some of the Company's shareholders, a shareholder wishing to sell a substantial block of Shares may find it difficult to sell that block on the NYSE without adversely affecting the market price received for that block. The Offer, if not subject to proration, may enable holders of blocks to avoid that problem in disposing of a portion of their Shares. See Section 1.

  6. The Offer gives shareholders an opportunity to dispose of Shares without incurring any transaction costs.

  7. Giving effect to the Repurchase and assuming the Offer is fully subscribed, the pro forma book value as of September 30, 1996 of Shares not purchased for cancellation in the Offer will be diluted by $1.51 per Share.

 CERTAIN POSSIBLE ADVANTAGES OF NOT TENDERING IN THE OFFER

  1. Shareholders who do not tender Shares in the Offer will experience an increase in their percentage Share ownership interests as a result of the consummation of the Offer and thus an increase in their proportionate interest in the Company's assets and equity, and therefore in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future. As a result, such shareholders will benefit from any future growth in the Company's business to a greater degree than if they tender Shares, and any or all of such Shares are purchased, in the Offer.

  2. Upon consummation of the Offering, the Company's return on equity and earnings per Share will be higher in subsequent periods than would have been reported had the Repurchase and the Offer not occurred, as a result of the Company's reduced equity base and the smaller number of Shares outstanding following consummation of the Offer.

                                   THE OFFER

  1. Number of Shares; Proration. Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay for up to 813,190 Shares or such lesser number of Shares as are validly tendered on or before the Expiration Date and not theretofore withdrawn in accordance with Section 3 of this Offer to Purchase. The term "Expiration Date" means 12:00 midnight, New York City time, on January 22, 1997, unless and until the Company, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company, shall expire. The Company reserves the right to purchase for cancellation more than 813,190 Shares pursuant to the Offer. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may purchase for cancellation pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Offer.

  THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 10.

  If more than 813,190 Shares are validly tendered on or before the Expiration Date and not withdrawn, and the Company does not elect to increase the number of Shares being sought in the Offer or to purchase additional Shares pursuant to Rule 13e-4(f)(1) under the Exchange Act (as described below), the Company will, upon the terms and subject to the conditions of the Offer, accept for payment 813,190 Shares as follows: (i) all Shares validly tendered before the Expiration Date by any shareholder (an "Odd Lot Holder") who owned beneficially, as of the close of business on December 13, 1996, an aggregate of fewer than 100 Shares ("Odd Lot Shares") and who tenders all of such Shares and completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery, will be purchased; and (ii) other Shares validly tendered before the Expiration Date will be purchased on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares). If not more than 813,190 Shares are validly tendered on or before the Expiration Date and not withdrawn, the Company will, upon the terms and subject to the conditions of the Offer, accept for payment all such Shares.

  As of December 23, 1996, there were approximately 3,700 holders of record of Shares. Because of the relatively large number of Shares held in the names of brokers and nominees, the Company is unable to estimate the number of beneficial owners of fewer than 100 Shares or the aggregate number of Shares they own. Any Odd Lot Holder wishing to tender all of his or her Shares free of proration pursuant to this Section must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

  In the event that proration of tendered Shares is required, the Company will determine the proration factor as soon as practicable following the Expiration Date. Proration for each shareholder of tendered Shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares tendered by such shareholder to the total number of Shares tendered by all shareholders, other than Odd Lot Holders. Because of the difficulty of determining the precise number of Shares validly tendered and not withdrawn and as a result of the "Odd Lots" procedure outlined above, if proration is required, the Company will announce the preliminary and final proration factors as soon as practicable after the Expiration Date. Shareholders may obtain such preliminary and final information from the Dealer Manager or the Information Agent, and may be able to obtain such information from their brokers.

  The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 10 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares, by giving oral or written notice of such extension to the Depositary and making public announcement thereof. There cannot be any assurance that the Company will exercise such right to extend the Offer. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 10 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in
Section 10 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the same case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. For purposes of the Offer, a "business day" means any day, other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time. Any public announcement made pursuant to the Offer will be disseminated promptly to shareholders in a manner reasonably designated to inform shareholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

  If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares in the Offer, the number of Shares being sought in the Offer or the Dealer Manager's soliciting fees and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that such notice of an increase or decrease is first published, sent or given in the manner specified herein, the Offer will be extended until the expiration of such period of ten business days.

  This Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares by the Company.

  2. Acceptance for Payment and Payment for Shares. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept for payment, and will pay for, Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with
Section 3 (including Shares validly tendered and not withdrawn during any extension of the Offer, if the Offer is extended, subject to the terms and conditions of such extension) as soon as practicable after the Expiration Date. In addition, the Company expressly reserves the right, in its sole discretion, to delay the acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law.

  Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to the Company's obligation to pay for or return tendered Shares promptly after the termination of withdrawal of the Offer). See Sections 3, 4 and 13.

  All Odd Lot Shares properly tendered and not withdrawn prior to the Expiration Date will be accepted before proration, if any, of the purchase for cancellation of other tendered Shares. This preference is not available to holders of 100 or more Shares, even if such holders have separate certificates for fewer than 100 Shares. A purchase of Odd Lot Shares pursuant to the Offer will reduce the costs to the Company of servicing the accounts of holders of Odd Lot Shares.

  The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other shareholder in the Offer. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of such Shares into the Depositary's account at The Depositary Trust Company, the Midwest Securities Trust Company or the Philadelphia Depositary Trust Company (collectively, the "Book-Entry Transfer Facilities")), pursuant to the procedures set forth in Section 4,
(ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

  The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary, and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.

  For purposes of the Offer, the Company will be deemed to have accepted for payment, and thereby purchased for cancellation, tendered Shares properly tendered and not withdrawn (subject to proration), if, as and when the Company gives oral or written notice to the Depositary of its acceptance for payment of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for purposes of receiving payment from the Company and transmitting payment to tendering shareholders. Under no circumstances will the Company pay interest on the Offer price of the Shares to be paid by the Company, regardless of any delay in making such payment. If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason or are not paid for because of invalid tender, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility as described in Section 4, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as soon as practicable following expiration or termination of the Offer.

  Payment for Shares accepted for payment pursuant to the Offer may be delayed in the event of proration due to the difficulty of determining the number of Shares validly tendered and not withdrawn. If the Company is delayed in its acceptance for payment of or in its payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under this Offer to Purchase (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Company, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section 3.

  3. Withdrawal Rights. Except as otherwise provided in this Section 3, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn after 12:00 midnight, New York City time, on February 21, 1997.

  If the Company extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, on behalf of the Company, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 3, subject to Rule 13-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered Shares promptly after the termination or withdrawal of the tender offer.

  To be effective, a written or facsimile transmission notice of withdrawal must be received timely by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution) must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn Shares.

  Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in
Section 4 at any time prior to the Expiration Date.

  All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, at its sole discretion, which determination shall be final and binding. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person shall be obligated to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

  4. Procedures for Tendering Shares.

  Proper Tender of Shares. For Shares to be tendered properly pursuant to the Offer, (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) including any required signature guarantees, or an Agent's Message in connection with book-entry delivery of the Shares, and any other documents required by the Letter of Transmittal, must be received prior to 12:00 midnight, New York City time, on the Expiration Date by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase or (b) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

  In addition, Odd Lot Holders who tender all such Shares must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

  Signatures on all Letters of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office or correspondent in the United States which is a participant in an approved signature Guarantee Medallion Program (each of the foregoing being referred to as an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If the certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to a person other than the registered owner of the certificates surrendered, then the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed as aforesaid. See Instruction 5 of the Letter of Transmittal.

  THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF EACH TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates are not immediately available, or such shareholder cannot deliver the certificates and all other required documents to the Depositary before the Expiration Date, or the procedure for book-entry transfer cannot be complied with in a timely manner, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

    (a) such tenders are made by or through an Eligible Institution;

    (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Company (with any required signature guarantees), is received by the Depositary as provided below on or before the Expiration Date; and

    (c) the certificates for all tendered Shares, in proper form for transfer (or the confirmation of the book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and all other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of receipt of such Notice of Guaranteed Delivery by the Depositary.

  The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

  In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a Book Entry Confirmation of such Shares), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal.

  Tendering Shareholder's Representation and Warranty; Company's Acceptance Constitutes an Agreement. A tender of Shares pursuant to any of the procedures described above will constitute the tendering shareholder's acceptance of the terms and conditions of the Offer, as well as the tendering shareholder's representation and warranty to the Company that (a) such shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire such Shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered such Shares in accordance with the terms and subject to the conditions of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and conditions of the Offer.

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, whose determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. None of the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. The Company's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and of the instructions thereto) will be final and binding.

  5. Certain Federal Income Tax Consequences. The following summary describes certain United States federal income tax consequences relevant to the Offer. The discussion contained in this summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing and proposed Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

  This summary discusses only Shares held as capital assets, within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to particular shareholders in light of their personal circumstances, or to certain types of shareholders (such as certain financial institutions, dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a straddle). In particular, the discussion of the consequences of an exchange of Shares for cash pursuant to the Offer applies only to a United States shareholder (herein, a "Holder"). For purposes of this summary, a "United States shareholder" is (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of source. This discussion does not address the tax consequences to foreign shareholders who will be subject to United States federal income tax on a net basis on the proceeds of their exchange of Shares pursuant to the Offer because such income is effectively connected with the conduct of a trade or business within the United States. Such shareholders are generally taxed in a manner similar to United States shareholders; however, certain special rules apply. The summary may not be applicable with respect to Shares acquired as compensation (including Shares acquired upon the exercise of options or which were or are subject to forfeiture restrictions). The summary also does not address the state, local or foreign tax consequences of participating in the Offer. Each Holder of Shares should consult such Holder's tax advisor as to the particular consequences to him of participation in the Offer.

  Consequences to Tendering Shareholders of Exchange of Shares for Cash Pursuant to the Offer. An exchange of Shares for cash in the Offer by a Holder will be a taxable transaction for United States federal income tax purposes. As a consequence of the exchange, the Holder will, depending on such Holder's particular circumstances, be treated either as recognizing gain or loss from the disposition of the Shares or as receiving a dividend distribution from the Company.

  Under Section 302 of the Code, a Holder will recognize a gain or loss on an exchange of Shares for cash if the exchange (i) results in a "complete termination" of all such Holder's equity interest in the Company, (ii) results in a "substantially disproportionate" redemption with respect to such Holder or (iii) is "not essentially equivalent to a dividend" with respect to the Holder. In applying each of the Section 302 tests, a Holder is in general deemed to constructively own the Shares actually owned by certain related individuals and entities. For example, an individual Holder is generally considered to own the Shares owned directly or indirectly by or for his or her spouse and his or her children, grandchildren and parents. In addition, a Holder is considered to own a proportionate number of the Shares owned by trusts or estates in which the Holder has a beneficial interest, by partnerships in which the Holder is a partner, and by corporations in which the Holder owns, directly or indirectly, 50% or more in value of the stock. Similarly, Shares directly or indirectly owned by beneficiaries of estates or trusts, by partners of partnerships and, under certain circumstances, by shareholders of corporations may be considered owned by these entities. A Holder will generally also be deemed to own Shares which the Holder has the right to acquire by exercise of an option.

  A Holder that exchanges all Shares actually or constructively owned by such Holder for cash pursuant to the Offer will be regarded as having completely terminated such Holder's equity interest in the Company. A Holder that exchanges all Shares actually owned for cash pursuant to the Offer, but is not treated as having disposed of all Shares constructively owned pursuant to the Offer because of the application of the family attribution rules described above, may nevertheless be able to qualify his exchange as a "complete termination" of his interest in the Company if certain technical requirements are met. Among other requirements, a Holder must include a statement with his 1996 federal income tax return notifying the Service that he has elected to waive the family attribution rules and agreeing to provide certain information in the future, and must not have any interest in the Company immediately after the disposition (including an interest as an officer, director or employee), other than an interest as a creditor. A Holder wishing to satisfy the "complete termination" test through waiver of the family attribution rules should consult his tax advisor. An exchange of Shares for cash will be a "substantially disproportionate" redemption with respect to a Holder if the percentage of the then outstanding Shares owned by such Holder immediately after the exchange is less than 80% of the percentage of the Shares owned by such Holder immediately before the exchange. If an exchange of Shares for cash fails to satisfy the "substantially disproportionate" test, the Holder may nonetheless satisfy the "not essentially equivalent to a dividend" test. A Holder who wishes to satisfy (or avoid) the "not essentially equivalent to a dividend" test is urged to consult such Holder's tax advisor because this test will be met only if the reduction in such Holder's proportionate interest in the Company constitutes a "meaningful reduction" given such Holder's particular facts and circumstances. The Internal Revenue Service (the "IRS") has indicated in published rulings that any reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction." If a Holder sells Shares to persons other than the Company at or about the time such Holder also sells Shares to the Company pursuant to the Offer, and the various sales effected by the Holder are part of an overall plan to reduce or terminate such Holder's proportionate interest in the Company, then the sales to persons other than the Company may, for federal income tax purposes, be integrated with the Holder's sale of Shares pursuant to the Offer and, if integrated, may be taken into account in determining whether the Holder satisfies any of the three tests described above. A Holder should consult his tax advisor regarding the treatment of other exchanges of Shares for cash which may be integrated with such Holder's sale of Shares to the Company pursuant to the Offer. Conversely, it is likely that the Repurchase by the Founding Institutional Investors would be integrated with the exchange of Shares by a Holder in the Offer, so that the proportionate interest of a Holder after the exchange of Shares and other integrated sales by the Holder should be compared to the Holder's proportionate interest prior to the Repurchase by the Founding Institutional Investors.

  If a Holder is treated as recognizing gain or loss from the disposition of Shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such Holder's tax basis in the Shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the exchange. Gain or loss must be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) that is exchanged for cash. A Holder may be able to designate (generally through its broker) which blocks of Shares are tendered pursuant to the Offer if less than all of such Holder's Shares are tendered, and the order in which different blocks would be exchanged for cash, in the event of proration pursuant to the Offer. Each Holder should consult such Holder's tax advisor concerning the mechanics and desirability of such a designation.

  If a Holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of Shares for cash, the entire amount of cash received by such Holder in such exchange will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits. Such a dividend will be includible in the Holder's gross income as ordinary income in its entirety, without reduction for the tax basis of the Shares exchanged, and no loss will be recognized. The Holder's tax basis in the Shares exchanged, however, will be added to such Holder's tax basis in the remaining Shares that it owns. The dividends received deduction will not be available to corporate Holders.

  The Company cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer Shares than are tendered. Therefore, a Holder can be given no assurance that a sufficient number of such Holder's Shares will be purchased for cancellation pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above.

  Consequences to Shareholders who do not Tender Pursuant to the Offer. Shareholders who do not accept the Offer to tender their Shares will not incur any tax liability as a result of the consummation of the Offer.

  Federal Income Tax Withholding. Under the federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a shareholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct. Therefore, unless such an exception exists and is proven in a manner satisfactory to the Depositary, each tendering shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain shareholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8, signed under penalties of perjury, attesting to that individual's exempt status.

  THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

  6. Price Range of Shares; Dividends. The Shares began trading publicly on the Nasdaq National Market (the "NNM") on July 26, 1995 under the symbol "RNREF." Prior to that date, there was no public market for the Shares. The Shares have been listed and trading on the NYSE under the symbol "RNR" since July 24, 1996. The following table sets forth, for the periods indicated, the reported (i) NNM per Share high ask and low bid information from July 26, 1995 through July 23, 1996 and (ii) high and low NYSE per Share closing sales prices from July 24, 1996 through December 20, 1996, and the amount of cash dividends paid per Share for each quarterly period set forth below.

                                                          HIGH   LOW   DIVIDENDS
                                                         ------ ------ ---------
FISCAL YEAR ENDED DECEMBER 31, 1995
  Third Quarter (commencing July 26).................... $25.38 $22.00   $ --
  Fourth Quarter........................................  33.13  22.88    0.16

FISCAL YEAR ENDED DECEMBER 31, 1996
  First Quarter......................................... $31.88 $26.75   $0.20
  Second Quarter........................................  31.25  26.88    0.20
  Third Quarter (through July 23).......................  30.88  29.25     --
  Third Quarter (commencing July 24)....................  30.88  26.75    0.20
  Fourth Quarter (through December 20)..................  36.00  29.00    0.20

  On December 13, 1996, the last full trading day before the announcement of the Offer, the closing sale price per Share as reported on the NYSE Composite Tape was $32.75. On December 20, 1996, the last full trading day before commencement of the Offer, the closing sale price per Share as reported on the NYSE Composite Tape was $33.13. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

  Shares validly tendered and purchased for cancellation by the Company pursuant to the Offer will not be entitled to any dividends declared and paid in later periods.

  7. Certain Information Concerning the Company.

  General. The Company is a Bermuda company with its registered and principal executive offices located at Renaissance House, 8-12 East Broadway, Pembroke HM 19 Bermuda. The Company, through its subsidiaries, Renaissance Reinsurance Ltd. and Glencoe Insurance Ltd. (collectively, the "Subsidiaries"), is a global provider of insurance and reinsurance. The Company's principal product is property catastrophe reinsurance.

  Recent Developments. On December 12, 1996, the Company amended and restated its Credit Facility to provide for the borrowing of an additional $50 million, increasing the amount available for borrowing thereunder to up to $200 million. As of the date hereof, the Company has borrowings outstanding under the Credit Facility of $150 million, the same amount borrowed under the Credit Facility prior to its amendment and restatement.

  On December 23, 1996, the Company held a Special General Meeting of Shareholders (the "Special Meeting") to approve (i) an amendment to the Amended and Restated Bye-laws of the Company creating (by redesignation of the authorized share capital of the Company), and setting forth the rights and preferences of, two new series of Common Shares of the Company having diluted voting rights which are issuable, pursuant to the approval of the Board, to certain shareholders of the Company in exchange for an equal number of full voting Common Shares held by such shareholders on a one-for-one basis and (ii) certain related corporate governance changes. Except with respect to voting rights, the diluted voting Common Shares have the same rights and preferences as the full voting Common Shares, and are convertible into an equal number of full voting Common Shares on a one-for-one basis at the option of any purchaser or transferee thereof. References in this Offer to Purchase to Shares outstanding as of December 23, 1996 include such newly authorized diluting voting Common Shares. See Schedule I.

  At the Special Meeting, the shareholders also approved the expansion of the Board from nine members (including one vacancy) to eleven members. Immediately thereafter, three new directors were duly qualified and commenced serving on the Board. See Schedule II.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

  The following table sets forth summary historical consolidated financial information of the Company and the Subsidiaries. The historical financial information was derived from the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 Annual Report") and from unaudited summary consolidated financial statements included in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1996 (the "September 1996 Quarterly Report"), each of which is hereby incorporated herein by reference, and other information and data contained in the 1995 Annual Report and the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1995. More comprehensive financial information is included in such reports and the financial information which follows is qualified in its entirety by reference to such reports and all of the financial statements and related notes contained therein, copies of which may be obtained as set forth below. See Section 8.

                                      UNAUDITED NINE MONTHS     YEAR ENDED
                                       ENDED SEPTEMBER 30,     DECEMBER 31,
                                      ---------------------- -----------------
                                         1996        1995      1995     1994
                                      ----------  ---------- -------- --------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net premiums written................. $  236,635  $  275,752 $289,928 $269,954
Net premiums earned..................    187,167     214,629  288,886  242,762
Net investment income................     32,838      24,624   32,320   14,942
Net realized gains (losses) on sale
 of investments......................     (2,791)      1,690    2,315      246
Claims and claim expenses incurred...     65,615      78,218  110,555  114,095
Acquisition costs....................     19,018      22,034   29,286   25,653
Underwriting expenses................     11,594       7,553   10,448    9,725
Pre-tax income.......................    114,915     125,035  165,322  109,298
Net income...........................    114,915     125,035  165,322  109,298
Net income available to
 shareholders........................    114,915     122,499  162,786   96,419
Net income per Share(1).............. $     4.41  $     5.21 $   6.75 $   4.24
Dividends per Share(2)............... $     0.60         --  $   0.16      --

BALANCE SHEET DATA:
Total investments available for sale
 at fair value, short-term
 investments and cash and cash
 equivalents......................... $  840,729  $  630,141 $667,999 $437,542
Total assets.........................    983,088     760,412  757,060  509,410
Reserve for claims and claim
 adjustment expenses.................    106,174      82,372  100,445   63,268
Reserve for unearned premiums........    109,911     119,791   60,444   59,401
Bank loan............................    150,000     100,000  100,000   60,000
Total shareholders' equity...........    579,736     446,299  486,336  265,247
Book value per Share(3).............. $    22.63  $    17.43 $  18.99 $  11.79

 Notes to Summary Historical Consolidated Financial Information

  (1) Net income per Share is calculated by dividing net income available to shareholders by weighted average Shares and Share equivalents outstanding. For the nine months ended September 30, 1996, the Company had 26,082,000 weighted average Shares outstanding consisting of 25,609,000 weighted average Shares and 473,000 Share equivalents issuable pursuant to stock plans. For the nine months ended September 30, 1995, the Company had 23,493,000 weighted average Shares outstanding consisting of 23,190,000 weighted average Shares and 303,000 Share equivalents issuable pursuant to stock plans. For the year ended December 31, 1995, the Company had 24,121,000 weighted average Shares outstanding consisting of 23,793,000 weighted average Shares and 328,000 Share equivalents issuable pursuant to stock plans. For the year ended December 31, 1994, the Company had 22,750,000 weighted average Shares outstanding consisting of 22,500,000 weighted average Shares and 250,000 Share equivalents issuable pursuant to stock plans.

  (2) On November 6, 1995, the Board declared and on December 5, 1995, the Company paid its initial quarterly dividend of $.16 per Share. On February 5, 1996, the Board declared and on March 6, 1995, the Company paid a quarterly dividend of $.20 per Share. The Board declared and the Company paid a dividend of $.20 per Share in each of the two following calendar quarters of 1996.

  (3) Book value at September 30, 1996 and 1995 was computed by dividing total shareholders' equity by 25,605,000 Shares and 22,500,000 Shares, respectively. Book value at December 31, 1995 and December 31, 1994 was computed by dividing total shareholders' equity by 25,605,000 Shares and 22,500,000 Shares, respectively.

                        SUMMARY UNAUDITED CONSOLIDATED
                        PRO FORMA FINANCIAL INFORMATION

  The following table sets forth summary unaudited consolidated pro forma financial information of the Company and the Subsidiaries giving effect to (i) the Repurchase and (ii) the purchase for cancellation of 813,190 Shares pursuant to the Offer (based upon certain assumptions described in the notes hereto) as if such transactions had occurred on January 1, 1996 and January 1, 1995. The summary unaudited consolidated pro forma financial information should be read in conjunction with the summary historical consolidated financial information herein, and does not purport to be indicative of the results that would actually have been obtained had the Repurchase and the Offer been consummated at the dates indicated.

                                       NINE MONTHS ENDED         YEAR ENDED
                                       SEPTEMBER 30, 1996    DECEMBER 31, 1995
                                      --------------------  --------------------
                                      HISTORICAL PRO FORMA  HISTORICAL PRO FORMA
                                      ---------- ---------  ---------- ---------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                     (UNAUDITED)
STATEMENT OF INCOME DATA:
Net premiums written.................  $236,635  $236,635    $289,928  $289,928
Net premiums earned..................   187,167   187,167     288,886   288,886
Net investment income(3).............    32,838    28,338      32,320    26,320
Net realized gains (losses) on sale
 of investments......................    (2,791)   (2,791)      2,315     2,315
Claims and claim expenses incurred...    65,615    65,615     110,555   110,555
Acquisition costs....................    19,018    19,018      29,286    29,286
Underwriting expenses................    11,594    11,594      10,448    10,448
Pre-tax income.......................   114,915   110,415     165,322   159,322
Net income...........................   114,915   110,415     165,322   159,322
Net income available to
 shareholders........................   114,915   110,415     162,786   156,786
Net income per Share(1)..............  $   4.41  $   4.76    $   6.75  $   7.39
Dividends per Share..................  $   0.60  $   0.60    $   0.16  $   0.16

BALANCE SHEET DATA:
Total investments available for sale
 at fair value, short term
 investments and cash and cash
 equivalents(3)......................  $840,729  $740,729    $667,999  $567,999
Total assets.........................   983,088   883,088     757,060   657,060
Reserve for claims and claim
 adjustment expenses.................   106,174   106,174     100,445   100,445
Reserve for unearned premiums........   109,911   109,911      60,444    60,444
Bank loan............................   150,000   150,000     100,000   100,000
Total shareholders' equity...........   579,736   479,736     486,336   386,336
Book value per Share(2)..............  $  22.63  $  21.12    $  18.99  $  17.01

 Notes to Summary Unaudited Consolidated Pro Forma Financial Information

  (1) Net income per Share is calculated by dividing net income available to shareholders by weighted average Shares and Share equivalents outstanding. For the nine months ended September 30, 1996, the Company had 26,082,000 weighted average Shares outstanding consisting of 25,609,000 weighted average Shares and 473,000 Share equivalents issuable pursuant to stock plans. For the year ended December 31, 1995, the Company had 24,121,000 weighted average Shares outstanding consisting of 23,793,000 weighted average Shares and 328,000 Share equivalents issuable pursuant to stock plans.

  (2) Book value at September 30, 1996 was computed by dividing total shareholders' equity by 25,615,977 Shares (historical) and 22,717,426 Shares (pro forma), as applicable. Book value at December 31, 1995 was computed by dividing total shareholders' equity by 25,605,000 Shares (historical) and 22,706,449 Shares (pro forma), as applicable.

  (3) The information gives effect to the Repurchase of 2,085,361 Shares from the Founding Institutional Investors at a price of $34.50 per Share and assumes the purchase for cancellation of 813,190 Shares pursuant to the Offer at a price of $34.50 per Share, net to the seller in cash, without interest thereon, with the proceeds reducing invested assets by approximately $100 million, which are assumed to yield 6%.

  8. Additional Information. The Company is subject to the informational filing requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration and stock option grants, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information may be inspected at the public reference facilities of the Commission at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549, and at the regional offices of the Commission at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information concerning the Company also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the Shares are listed.

  9. Source and Amount of Funds. Assuming the Company purchases for cancellation 813,190 Shares at a price of $34.50 per Share, net to the seller in cash, without interest thereon, pursuant to the Offer, the Company estimates that the maximum aggregate amount of funds required to purchase for cancellation such Shares and to pay related fees and expenses of the Offer will be approximately $28.6 million, which amount the Company will fund from its available cash and invested assets.

  10. Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, tendered Shares, or may, in the sole discretion of the Company, terminate or amend the Offer as to any Shares not then paid for if, on or after January 22, 1997, and at or before the time of payment for any of such Shares, any of the following events shall occur:

    (a) there shall be threatened, instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by the Company, (ii) otherwise directly or indirectly relating to the Offer or which otherwise, in the sole judgment of the Company, might materially adversely affect the Company or the value of the Shares, (iii) challenging or adversely affecting the

  Company's cash and invested assets available to fund the Offer, or (iv) in the sole judgment of the Company, materially adversely affecting the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or other), operations, licenses or franchises, results of operations or prospects of the Company or the Subsidiaries;

    (b) there shall be any action taken, or any statute, rule, regulation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable by any court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, which, in the sole judgment of the Company, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

    (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or other), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Company or the Subsidiaries which, in the sole judgment of the Company, is or may be materially adverse;

    (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, or any material adverse change in prices generally of securities on the NYSE, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States or Bermuda, (iii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the sole judgment of the Company, might affect the extension of credit by banks or other lending institutions, (iv) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States or Bermuda, (v) a material change in United States, Bermuda or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, or (vi) or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

    (e) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person, or it shall have been publicly disclosed or the Company shall have otherwise learned that (i) any person, entity or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital shares of the Company (including the Shares), through the acquisition of shares, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% or any class or series of capital shares of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or 13G on file with the Commission on December 23, 1996, or (ii) any such person, entity or group which before December 23, 1996 had filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital shares of the Company (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital shares of the Company (including the Shares); and

    (f) Standard & Poor's shall have (i) downgraded or withdrawn the rating accorded the Company or (ii) publicly announced that it has under surveillance or review, with possible negative implications, its rating of the Company.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in the sole discretion of the Company. Any determination by the Company concerning any event described in this Section 10 shall be final and binding upon all parties.

  11. Fees and Expenses. Merrill has been retained by the Company to act as its financial advisor in connection with the Capital Plan and is acting as Dealer Manager for the Offer. Merrill will be paid a customary fee in connection therewith and also will be reimbursed for the reasonable fees and expenses of its counsel. The

Company has agreed to indemnify Merrill and certain related persons against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. Merrill has rendered various investment banking and other advisory services to the Company in the past, for which it has received customary compensation, and may render similar services to the Company in the future.

  MacKenzie Partners, Inc. has been retained by the Company to act as the Information Agent and ChaseMellon Shareholder Services, L.L.C. has been retained by the Company to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

  The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager, the Information Agent and the Depositary, as described above) for soliciting tenders of Shares pursuant to the Offer. The Company, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Offer and related materials to the beneficial owners of Shares held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares, except as otherwise provided in Instruction 6 in the Letter of Transmittal.

  12. Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares. As of December 23, 1996, the Company had issued and outstanding 23,530,616 Shares and had reserved for issuance upon exercise of outstanding stock options 1,291,261 Shares. As of December 23, 1996, the Company's directors and executive officers as a group (12 persons) beneficially owned an aggregate of 1,505,355 Shares, representing approximately 6.3% of the outstanding Shares, assuming the exercise by such persons of their vested and exercisable options. The 831,190 Shares that the Company is inviting shareholders to tender pursuant to the Offer represent approximately 3.5% of the Shares outstanding (approximately 13.3% of the publicly held Shares) as of December 23, 1996.

  The Company has been advised that none of its directors or executive officers presently intends to tender any Shares pursuant to the Offer. However, such directors and executive officers are not prohibited from, and may subsequently elect to, participate in the Offer. If the Offer is fully subscribed by the public shareholders of the Company and management of the Company does not participate in the Offer, the aggregate percentage Share ownership interest of the Company's executive officers and directors as a group will represent approximately 6.5% of the Shares outstanding following consummation of the Offer, assuming exercise by such persons of their vested and exercisable options.

  The Founding Institutional Investors, who collectively own an aggregate of 16,344,056 Shares, representing approximately 69.5% of the Shares outstanding as of December 23, 1996, have informed the Company that they do not presently intend to tender any Shares pursuant to the Offer. However, the Founding Institutional Investors have informed the Company that if the Offer is not fully subscribed by the public shareholders of the Company, they may tender Shares in an aggregate amount up to such unsubscribed portion of the Offer. After giving effect to the Repurchase and consummation of the Offer, the aggregate percentage Share ownership interest of the Founding Institutional Investors relative to that of the public shareholders of the Company will be substantially the same as prior to such transactions (assuming the Offer is fully subscribed by the public shareholders and that management of the Company does not participate in the Offer).

  Except as set forth in Schedule I, neither the Company, nor any Subsidiary, nor, to the best of the Company's knowledge, any of the Company's directors or executive officers, nor any affiliates of any of the foregoing, had any transactions involving the Shares during the 40 business days prior to the date hereof.

  Except for the Repurchase, outstanding options to purchase Shares granted from time to time to certain employees (including executive officers) of the Company pursuant to the Company's stock option plans and except as otherwise described herein or in the Company's reports under the Exchange Act, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, option arrangements, puts or calls, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

  13. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act. The Company's purchase of Shares for cancellation pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of shareholders of the Company. Nonetheless, the Company anticipates that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of the NYSE, the Company does not believe that its purchase of Shares for cancellation pursuant to the Offer will cause the Shares outstanding following consummation of the Offer to be delisted from the NYSE.

  If fewer than 813,190 Shares are purchased for cancellation pursuant to Offer, the Company may purchase for cancellation the remainder of such Shares in the open market, in privately negotiated transactions or otherwise, in compliance with applicable law. In the future, the Company also may determine to purchase for cancellation additional Shares in the open market, in privately negotiated transactions, through one or more subsequent tender offers or otherwise. Any such purchases may be on the same terms or on terms which are more or less favorable to shareholders than the terms of the Offer. However, Rule 13e-4 under the Exchange Act prohibits the Company and its affiliates from purchasing for cancellation any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date; provided, however, that Rule 13e-4(f) under the Exchange Act permits, and the Board has authorized, the Company to purchase an additional amount of Shares in the Offer not to exceed 2% of the Shares outstanding (an aggregate of 470,612 Shares as of December 23, 1996), without amending the Offer or increasing the number of days which the Offer must remain open. Any future purchases for cancellation of Shares by the Company would depend on many factors, including the market price of the Shares, the Company's business and financial position, and general economic and market conditions.

  Shares that the Company purchases for cancellation pursuant to the Offer will be authorized and unissued Shares, and will be available for issuance by the Company without further shareholder action (except as may be required by applicable law or the rules of any securities exchanges on which the Shares may be listed). Such Shares could be issued without shareholder approval for, among other things, acquisitions, the raising of additional capital for use in the Company's business, share dividends or in connection with employee stock, stock option and other plans, or a combination thereof. The Company has no current plans for the Shares it may acquire pursuant to the Offer or any other authorized and unissued Shares.

  The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its shareholders and the Commission, and comply with the Commission's proxy rules in connection with meetings of the Company's shareholders. The Company believes that its purchase of Shares for cancellation pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

  14. Miscellaneous. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Nevertheless, the Company may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Company by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

  The Company has filed with the Commission a Statement on Schedule 13E-4 (including exhibits), pursuant to Rule 13e-4 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in Washington, D.C. in the manner set forth in Section 8 of this Offer to Purchase.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY OR THE DEALER MANAGER IN CONNECTION WITH THE OFFER, OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGER.

                                          RENAISSANCERE HOLDINGS LTD.

December 23, 1996

                                                                     SCHEDULE I

                      SCHEDULE OF TRANSACTIONS IN SHARES
                       DURING THE PAST 40 BUSINESS DAYS

  On December 13, 1996, pursuant to the Purchase Agreement, the Company purchased for cancellation an aggregate of 2,085,361 Shares from the Founding Institutional Investors, on a pro rata basis, at a per share price of $34.50 for an aggregate price of approximately $71.94 million as follows: Warburg, Pincus Investors, L.P. sold 1,009,838 Shares; Trustees of General Electric Pension Trust ("GEPT") sold 360,656 Shares; GE Investment Private Placement Partners I, Limited Partnership ("GEIPPPI") sold 360,656 Shares; and United States Fidelity and Guaranty Company sold 354,211 Shares.

  At the Special Meeting held on December 23, 1996, the Company's shareholders approved, among other things, the creation of two new series of Common Shares having diluted voting rights. Immediately thereafter, the Board approved, and the Company effected, the issuance to GEPT and GEIPPPI of an aggregate of 2,826,650 diluted voting Common Shares in exchange for an equal number of full voting Common Shares on a one-for-one basis. See Section 7.

                                                                    SCHEDULE II

                          RENAISSANCERE HOLDINGS LTD.

                       DIRECTORS AND EXECUTIVE OFFICERS

  The following information sets forth the name, business address and present principal occupation and five year prior employment history of each of the directors and executive officers of the Company. Each of the directors and executive officers of the Company is a citizen of the United States. The business address of each of the persons named below is Renaissance House, 8-12 East Broadway, Pembroke HM19 Bermuda.

  James N. Stanard has served as President and Chief Executive Officer and as a director of the Company since its formation in June 1993. From 1991 through June 1993, Mr. Stanard served as Executive Vice President of USF&G and was a member of a three-person Office of the President. As Executive Vice President of USF&G, he was responsible for USF&G's underwriting, claims and ceded reinsurance. From October 1983 to 1991, Mr. Stanard was an Executive Vice President of F&G Re, USF&G's start-up reinsurance subsidiary. Mr. Stanard was one of two senior officers primarily responsible for the formation of F&G Re, where he was responsible for underwriting, pricing and marketing activities of F&G Re during its first seven years of operations. As Executive Vice President of F&G Re, Mr. Stanard was personally involved in the design of pricing procedures, contract terms and analytical underwriting tools for all types of treaty reinsurance, including both U.S. and international property catastrophe reinsurance.

  Neill A. Currie has served as Senior Vice President of the Company since its formation in June 1993. Mr. Currie served as a director of the Company from August 1994 through August 1995. From November 1992 through May 1993, Mr. Currie served as Chief Executive Officer of G.J. Sullivan Co.--Atlanta, a private domestic reinsurance broker. From 1982 through 1992, Mr. Currie served as Senior Vice President at R/I and G.L. Hodson, predecessors to Willis Faber.

  David A. Eklund has served as Senior Vice President of the Company since February 1996. Mr. Eklund served as Vice President--Underwriting of the Company from September 1993 until February 1996. From November 1989 through September 1993, Mr. Eklund held various positions in casualty underwriting at Old Republic International Reinsurance Group, Inc., where he was responsible for casualty treaty underwriting and marketing. From March 1988 to November 1989, Mr. Eklund held various positions in catastrophe reinsurance at Berkshire Hathaway Inc., where he was responsible for underwriting and marketing finite risk and property catastrophe reinsurance.

  Keith S. Hynes has served as Senior Vice President and Chief Financial Officer of the Company since June 1994. Mr. Hynes was employed by Hartford Steam Boiler Inspection & Insurance Co. ("Hartford Steam") from January 1983 to January 1994. From April 1992 to January 1994, he served as Hartford Steam's Senior Vice President and Chief Financial Officer. From November 1986 to April 1992, Mr. Hynes worked in Hartford Steam's Underwriting Department, advancing to Senior Vice President and Chief Underwriting Officer, where he managed Hartford Steam's underwriting and ceded reinsurance activities, from April 1990 to April 1992. From January 1983 to November 1986, Mr. Hynes was Hartford Steam's Chief Investment Officer. Mr. Hynes held several investment management positions with Aetna Insurance Company from June 1978 to January 1983.

  William I. Riker has served as Senior Vice President of the Company since March 1995 and as Vice President--Underwriting of the Company from November 1993 until such time. From March 1993 through October 1993, Mr. Riker served as Vice President of Applied Insurance Research, Inc. Prior to that, Mr. Riker held the position of Senior Vice President, Director of Underwriting at American Royal Reinsurance Company ("American Royal"). Mr. Riker was responsible for developing various analytical underwriting tools while holding various positions at American Royal from 1984 through 1993.

  Arthur S. Bahr has served as a director of the Company since its formation in June 1993. Mr. Bahr served as Director and Executive Vice President-- Equities of General Electric Investment Corporation ("GEIC"), a subsidiary of General Electric Company and registered investment adviser, from 1987 until December 1993. Mr. Bahr has served GEIC in various senior investment positions since 1978 and was a Trustee of General Electric Pension Trust from 1976 until December 1993. Mr. Bahr served as Director and Executive Vice President of GE Investment Management Incorporated, a subsidiary of General Electric Company and a registered investment adviser, from 1988 until his retirement in December 1993. From December 1993 until December 1995, Mr. Bahr served as a consultant to GEIC.

  Thomas A. Cooper has served as a Director of the Company since August 7, 1996. From May 1992 until August 1996 Mr. Cooper served as Chairman and Chief Executive Officer of TAC Bancshares, Inc. From April 1990 until May 1992 Mr. Cooper served as Chairman and Chief Executive Officer of Goldome FSB. From 1986 to April 1990, Mr. Cooper served as Chairman and Chief Executive Officer of Investment Services of America, one of the largest full service securities brokerage and investment companies in the United States. Prior thereto, Mr. Cooper served as President of Bank of America from February 1983 to April 1986. From 1980 to 1982 Mr. Cooper served as Vice Chairman of Mellon Bank. From 1978 to 1982, Mr. Cooper was President of Girard Bank in Philadelphia.

  Edmund B. Greene has served as a director of the Company since its formation in June 1993. Mr. Greene has served as Deputy Treasurer--Insurance of General Electric Company since March 1995. Prior to that, Mr. Greene was Manager-- Corporate Insurance Operation of General Electric Company since 1985, and previously served in various financial management assignments since 1962.

  Kewsong Lee has served as a director of the Company since December 1994. Mr. Lee has served as a Vice President at WP Ventures since January 1, 1995. Mr. Lee has served as an associate at EMW since 1992. Prior to joining EMW, Mr. Lee was a consultant at McKinsey & Company, Inc., a management consulting company, from 1990 to 1992. Mr. Lee serves as a director of several privately-held companies.

  Gerald L. Igou has served as a director of the Company since its formation in June 1993. Mr. Igou has served as a Vice President--Investment Analyst for GEIC since September 1993. He is a Certified Financial Analyst and has served GEIC in the capacities of investment analyst and sector portfolio manager since 1968. Prior to joining General Electric, Mr. Igou was an analyst with the Wall Street firms of Smith Barney Inc. and Dean Witter & Co.

  Sidney Lapidus has served as a Director of the Company since December 23, 1996. Mr. Lapidus has served as a Managing Director of EMW since 1982. Mr. Lapidus is a director of Panavision Inc., Renaissance Communications Corp., Pacific Greystone Corporation, Caribiner International, Inc. and several privately held companies.

  John M. Lummis has served as a director of the Company since July 1993. Mr. Lummis has served as Vice President--Business Development of USF&G Corporation since 1994 and served as Vice President and Group General Counsel for USF&G Corporation from 1991 until September 1995. USF&G Corporation is the parent company of USF&G. From 1982 until 1991, Mr. Lummis was engaged in the private practice of law with the law firm of Shearman & Sterling.

  Howard H. Newman has served as a director of the Company since its formation in June 1993. Mr. Newman has served as a Managing Director of EMW since 1987. Mr. Newman is a director of ADVO, Inc., Newfield Exploration Company and Comcast UK Cable Partners Limited.

  John C. Sweeney has served as a Director of the Company since December 23, 1996. Mr. Sweeney has served as Senior Vice President and Chief Investment Officer of USF&G since 1992, and as Chairman of Falcon Asset Management since 1992. Prior thereto, Mr. Sweeney served as Principal and Practice Director of Towers Perrin Consulting Services from 1985 to 1992, and as Chief Investment Officer of McM/Occidental Peninsular Insurance Companies from 1981 to 1984. Mr. Sweeney also serves as a Director of USF&G Pacholder Fund, Inc.

  David A. Tanner has served as a Director of the Company since December 23, 1996. Mr. Tanner has served as a Managing Director of EMW since January 1993. Mr. Tanner served as a Vice President of EMW from January 1991 to January 1993 and was an associate at EMW from March 1986 to December 1990. Mr. Tanner is a director of Golden Books Family Entertainment, Inc., the New York Venture Capital Forum and several privately held companies. Mr. Tanner previously served as a director of the Company from December 1994 through May 1996.

  Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                            CHASEMELLON SHAREHOLDER
                                SERVICES, L.L.C.

        By Mail:                  By Facsimile:            By Hand or Overnight
      P.O. Box 798               (201) 329-8936                   Delivery:
     Midtown Station          Confirm by Telephone               13th Floor
   New York, NY 10018          to: (201) 296-4209               120 Broadway
                                                            New York, NY 10271



   Any questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. Shareholders may also contact their local broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.


                    The Information Agent for the Offer is:

                             [LOGO] MACKENZIE
                                    PARTNERS, INC.

                          156 Fifth Avenue, 9th Floor
                            New York, New York 10010
                         (212) 929-5500 (call collect)
                                       or
                         CALL TOLL FREE (800) 322-2885

                      The Dealer Manager for the Offer is:

                              MERRILL LYNCH & CO.

                             World Financial Center
                                  North Tower
                         New York, New York 10281-1305
                         (212) 449-8209 (call collect)